FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares of GlaxoSmithKline plc purchased at a price of £12.38 per share on 12 April 2011, and ADRs purchased at a price of $39.96 per ADR on 7 April 2011, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 7 April 2011.

	Ordinary shares	ADRs
Dr M M Slaoui	196.67	186.37
Dr K Belmonte		6.82
Mr J M Clarke	501.50
Mr M Dunoyer	2.73
Mr E J Gray	283.15
Mr W C Louv		146.93
Dr D Pulman		220.97
Mr D S Redfern	153.31
Mr J R Stéphenne	742.05
Ms C Thomas	116.05
Dr P J T Vallance	69.42

The Company was advised of this information on 14 April 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

14 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 14 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc